UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Implements Proactive Cost Reduction Initiatives. Dated December 8th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8th, 2008	ALVARION By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Implements Proactive Cost Reduction Initiatives

Company’s 2009 plan targets profitable growth

TEL AVIV, Israel, December 8, 2008 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it will implement proactive cost reduction initiatives aimed at lowering the company’s breakeven point to help preserve profitability in the slowing global economy, while also maintaining its capability to continue growing if business conditions support growth.

As part of this series of initiatives, the company plans to reduce its global workforce by approximately 11%, from a base of about 1000 employees. In addition, Alvarion is implementing company-wide measures including management salary reductions. The combined initiatives are expected to generate annual cost of goods and operating expense savings of about $15 million. Alvarion expects these initiatives to be implemented before the end of the year and expects to take a one-time charge of approximately $3 million in the fourth quarter of 2008. This charge was not included in the company’s fourth quarter earnings guidance provided on November 3, 2008. Except for the one-time charge, the outlook for the fourth quarter remains unchanged.

“To ensure that we are operating as efficiently as possible, we made the difficult decision to reduce headcount even as we target growth in 2009,” said Tzvika Friedman, president and CEO of Alvarion. “Our employees are a major asset of our company, so it is with considerable reluctance that we are moving ahead with this action. However, taking steps to preserve our strong financial and competitive position is a necessary response to the current macro-economic uncertainty. We appreciate the contributions of all Alvarion employees, and we are enormously grateful to those affected by today’s announcement for all they have done to make Alvarion the company it is today.”

“We have not experienced order cancellations or push-outs so far in Q4, but we see lengthening sales cycles, and we remain cautious about the potential effect of the economic climate on WiMAX-related spending decisions as we move through next year,” Mr. Friedman continued. “Therefore, our operating plan for 2009 contains twin goals of continued revenue growth from strong, well-funded operators, and a lower breakeven point to help preserve our profitability and financial flexibility if business conditions worsen. Our plan calls for lowering our non-GAAP operating profit breakeven point (which excludes stock-based compensation expense and any one-time charges) to below $70 million in revenue per quarter, based on a lower gross margin level of about 45%. Equally important, our plan also maintains our capability to grow revenues as much as 15% over 2008 without increasing fixed expenses, assuming business conditions will support such growth. We believe this plan appropriately balances both short-term uncertainties and long-term prospects.

“Although these were difficult decisions to make, we believe the initiatives announced today will further strengthen our position as a fast-acting and flexible company able to demonstrate an unwavering long-term commitment to WiMAX and to our broad base of customers and strategic partners.”

Management will host a conference call today at 8:30 am EST to respond to questions from the investment community about the cost reduction initiatives announced today.

Please call the following dial in number to participate:

USA: (800)762-4905

International:  +1(480) 629-9035

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the online broadcast will be available on the website.

A replay of the call will be available from 10:30 am EST on December 8th, 2008 through 11:59 am EST on January 5th, 2009.

To access the replay, please call:
USA: (USA) (800) 475-6701
International:  +1(320)-365-3844

To access the replay, users will need to enter the following code: 974656.

About Alvarion

Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion has delivered over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and subsequent predictions of, and potential for, global recession; the failure of the cost reduction plans to result in the anticipated improvements in results of operations the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers the failure of the agreement with Nortel networks limited to generate increased sales as anticipated and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademark of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.